                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    TO THE SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1993

                         Commission file number 1-3560

                           P. H. GLATFELTER COMPANY
                   STOCK PURCHASE PLAN FOR HOURLY EMPLOYEES
                   ----------------------------------------
                           (Full title of the plan)


                           P. H. GLATFELTER COMPANY
                             228 South Main Street
                            Spring Grove, PA 17362
                    ---------------------------------------
                     (Name of the issuer of the securities
                       held pursuant to the plan and the
                  address of its principal executive office)

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INDEPENDENT AUDITORS' REPORT

P. H. Glatfelter Company Stock Purchase Plan for Hourly Employees:

We have audited the accompanying statements of assets available for plan benefits of the P. H. Glatfelter Company Stock Purchase Plan for Hourly Employees (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in assets available for plan benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for plan benefits as of December 31, 1993 and 1992, and the changes in assets available for plan benefits for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE
Philadelphia, Pennsylvania

February 18, 1994

                 P. H. GLATFELTER COMPANY STOCK PURCHASE PLAN
                             FOR HOURLY EMPLOYEES

               STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
                          DECEMBER 31, 1993 AND 1992


        ASSETS                           1993          1992
        ------                         --------       -------

Contributions receivable               $  1,953       $  1,800

Investments at fair value:
  P. H. Glatfelter common stock -
  1993, 29,000 shares at a cost of
  $611,875; 1992, 16,845 shares at
  a cost of $410,086 (Note 1)           545,563        302,157
                                       --------       --------

TOTAL ASSETS                           $547,516       $303,957
                                       ========       ========

See notes to financial statements.

                 P. H. GLATFELTER COMPANY STOCK PURCHASE PLAN
                             FOR HOURLY EMPLOYEES

          STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
                 YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                         1993         1992         1991
                                       --------     --------     --------

ADDITIONS (Note 2):
  Employee contributions               $262,927     $239,738     $210,168
  Dividend income                        15,698       10,784        1,879
                                       --------     --------     --------

    Total additions                     278,625      250,522      212,047
                                       --------     --------     --------

DEDUCTIONS:
  P. H. Glatfelter Company common
    stock at fair market value at
    distribution date (Note 1)           47,307       33,231        2,692
  Dividends paid to participants
    (Note 2)                             15,698       10,784        1,879
  Cash paid for fractional shares            87          110          426
                                       --------     --------     --------

    Total deductions                     63,092       44,125        4,997
                                       --------     --------     --------

                                        215,533      206,397      207,050

INCREASE (DECREASE) IN UNREALIZED
 APPRECIATION (DEPRECIATION) IN
 MARKET VALUE OF INVESTMENTS
 (Notes 1 and 3)                         41,898     (106,826)      (1,103)

DEFICIENCY OF MARKET VALUE TO
 COST OF DISTRIBUTED STOCK
 (Notes 1 and 3)                        (13,872)      (1,536)         (25)
                                       --------     --------     --------

NET INCREASE IN ASSETS AVAILABLE
 FOR PLAN BENEFITS                      243,559       98,035      205,922

PLAN ASSETS, BEGINNING OF YEAR          303,957      205,922
                                       --------     --------     --------

ASSETS AVAILABLE FOR PLAN
 BENEFITS, END OF YEAR                 $547,516     $303,957     $205,922
                                       ========     ========     ========


See notes to financial statements.

P. H. GLATFELTER COMPANY STOCK PURCHASE PLAN
FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

1.  SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION - The accounting records of the P.H. Glatfelter Company Stock Purchase Plan for Hourly Employees (the "Plan") are maintained on the accrual basis. Employee contributions are accrued monthly wages when withheld from the employee's pay and recognized quarterly when such accrual is invested in the common stock of the Company.

    INVESTMENTS - The fair market value of the investments is determined by the use of the average of the high and low sales price on the last business day of the year for the Company's common stock on the American Stock Exchange. Distributions of stock to participants who have withdrawn shares or have terminated from the Plan are recorded at market value at distribution date for financial statement purposes. The difference between December 31 market value and the cost of Glatfelter common stock purchased is reflected in the statements of changes in assets available for plan benefits as unrealized appreciation (depreciation) in the aggregate market value of investments.

2.  DESCRIPTION OF PLAN

    The P. H. Glatfelter Company Stock Purchase Plan for Hourly Employees (effective January 1, 1991) is an employee benefit plan that offers eligible employees the opportunity to purchase shares of the Company's common stock through regular payroll deductions. Participation in the Plan is limited to permanent hourly employees of the Spring Grove Mill of P. H. Glatfelter Company (excluding employees in the Spring Grove Hourly Conference Group, or permanent hourly employees of the Glatfelter Pulp Wood Company) who have successfully completed the 45-day probationary work period. Participation in the Plan is entirely voluntary.

    Participants may elect to contribute an amount which is not less than 1% nor more than 10% of annual plan compensation.

    As of December 31, 1993, 1992 and 1991, there were 205, 195 and 176 employees, respectively, participating in the Plan.

    Contributions are invested in P. H. Glatfelter Company common stock and are purchased from either unissued shares or treasury shares effective on the last day of each calendar quarter at a purchase price equal to the average of the high and low prices on the American Stock Exchange on the last business day of the calendar quarter.

    The Company has the right to amend or terminate the Plan at any time.

    All dividends paid in respect to the shares held by the Plan are distributed currently to the participants.

3.  TRANSACTIONS WITH PARTIES IN INTEREST

    During 1993, 1992 and 1991, the Plan purchased from P.H. Glatfelter Company 15,049, 10,611 and 7,642 shares of its common stock, respectively, at a cost of $262,969, $242,290 and $205,280, respectively. The price paid for these shares was the average of the high and low prices per share, as listed on the American Stock Exchange, for the last business day of the quarter of purchase.

    Administrative costs of the Plan are paid by the Company.

4.  TAX STATUS, ETC.

    The Plan is not subject to any provision of the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Internal Revenue Code.

    Dividends paid and gain (loss) on sale of stock are treated as taxable to the participant.

                                     *****

                                  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                                 P. H. GLATFELTER COMPANY
                                                 STOCK PURCHASE PLAN FOR HOURLY
                                                  EMPLOYEES

March 31, 1994                                   By: /s/ ROBERT S. WOOD
                                                     ------------------
                                                     Robert S. Wood
                                                     Plan Administrator

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                                 EXHIBIT INDEX

Consent of Independent Certified Public Accountants.